UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Frontier Investment Corp

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G36816 109

(CUSIP Number)

Frontier Disruption Capital

PO Box 309, Ugland House

Grand Cayman, Cayman Islands

Tel: (302) 351-3367

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G36816 109	Schedule 13D

1.	Names of Reporting Persons Frontier Disruption Capital
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Island

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000,000 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,000,000 (1)(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.00% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 5,000,000 shares of Class B Ordinary Shares held directly by Frontier Disruption Capital, a Cayman Islands exempted company which is 100% owned by FIM Partners, a DIFC, Dubai, U.A.E. based company, which will convert into shares of Class A Ordinary Shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights. Arif Mansuri is the sole Director of Frontier Disruption Capital and therefore has voting and investment power over the shares of Class A Ordinary Shares held by Frontier Disruption Capital.

(2)	Excludes 6,125,000 shares of Class A Ordinary Shares underlying private placement warrants held directly by Frontier Disruption Capital that are not presently exercisable.
(3)	Based on 25,000,000 shares of Class A Ordinary Shares deemed to be outstanding, including (i) 20,000,000 shares of Class A Ordinary Shares currently issued and outstanding, and (ii) 5,000,000 shares issuable upon conversion of Class B Ordinary Shares held by Frontier Disruption Capital, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 2, 2021.

CUSIP No. G36816 109	Schedule 13D

1.	Names of Reporting Persons FIM PARTNERS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DIFC, Dubai, U.A.E.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000,000 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,000,000 (1)(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.00% (3)
14.	Type of Reporting Person (See Instructions) HC

(1)	Consists of 5,000,000 shares of Class B Ordinary Shares held directly by Frontier Disruption Capital, a Cayman Islands exempted company, which will convert into shares of Class A Ordinary Shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights. FIM Partners (FIM), a DIFC, Dubai, U.A.E. based company, owns 100% of Frontier Disruption Capital and therefore has beneficial ownership and voting and investment power over the shares of Class A Ordinary Shares held by Frontier Disruption Capital.

(2)	Excludes 6,125,000 shares of Class A Ordinary Shares underlying private placement warrants held directly by Frontier Disruption Capital that are not presently exercisable.
(3)	Based on 25,000,000 shares of Class A Ordinary Shares deemed to be outstanding, including (i) 20,000,000 shares of Class A Ordinary Shares currently issued and outstanding, and (ii) 5,000,000 shares issuable upon conversion of Class B Ordinary Shares held by Frontier Disruption Capital, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 2, 2021.

CUSIP No. G36816 109	Schedule 13D

1.	Names of Reporting Persons Arif Mansuri
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DIFC, Dubai, U.A.,E.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,000,000 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,000,000 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.00% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 5,000,000 shares of Class B Ordinary Shares held directly by Frontier Disruption Capital, a Cayman Islands exempted company, which will convert into shares of Class A Ordinary Shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights. Arif Mansuri is the Director of Frontier Disruption Capital, and Chief Operating Officer of FIM Partners (FIM), a DIFC, Dubai, U.A.E. based company, and therefore has shared voting and investment power with FIM over the shares of Class A Ordinary Shares held by Frontier Disruption Capital. Mr. Mansuri disclaims any beneficial ownership of the shares owned by Frontier Disruption Capital, as they are 100% owned by FIM.

(2)	Excludes 6,125,000 shares of Class A Ordinary Shares underlying private placement warrants held directly by Frontier Disruption Capital that are not presently exercisable.
(3)	Based on 25,000,000 shares of Class A Ordinary Shares deemed to be outstanding, including (i) 20,000,000 shares of Class A Ordinary Shares currently issued and outstanding and (ii) 5,000,000 shares issuable upon conversion of Class B Ordinary Shares held by Frontier Disruption Capital, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 2, 2021.

END OF COVER PAGES

EXPLANATORY NOTE

This Amendment No.1 to Schedule 13D (this “Amendment”) amends the report on Schedule 13D filed on July 12, 2021 (the “Schedule 13D”) by: (i) Frontier Disruption Capital, a Cayman Islands exempted company (the “Sponsor”), (ii) FIM Partners, a DIFC, Dubai, UAE, company (“FIM Partners”), and (iii)  Arif Mansuri (each, a “Reporting Person” and collectively, the “Reporting Persons”) with respect to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Frontier Investment Corp. (the “Issuer”).

Capitalized terms used and not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated in its entirety as follows:

To the extent required by Item 4, the information contained in Item 3 of the Schedule 13D and Item 6 of the Schedule 13D as amended by this Amendment is incorporated herein by reference.

Founder Shares

In connection with the organization of the Issuer, on March 24, 2021, the Sponsor purchased 7,187,500 founder shares, which are Class B ordinary shares (the “Class B Ordinary Shares” or “Founder Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”), for an aggregate purchase price of $25,000, or approximately $0.003 per share. On June 24, 2021, the sponsor effected a surrender of 1,437,500 founder shares to the Issuer for no consideration, resulting in a decrease in the total number of Founder Shares outstanding from 7,187,500 to 5,750,000. Subsequently on July 6, 2021, an additional 750,000 founder shares were forfeited as a result of the underwriters failure to exercise the overallotment option, resulting in a decrease in the total number of Founder Shares outstanding from 5,750,000 to 5,000,000.

As described in the Issuer’s registration statement on Form S-1 (File No. 333-257033, which was declared effective by the Securities and Exchange Commission on June 30, 2021 (the “Registration Statement”), under the heading “Description of Securities—Founder Shares,” the Founder Shares will automatically be converted into Class A Ordinary Shares at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments described therein and have no expiration date.

Private Placement Warrants

On July 6, 2021, simultaneously with the closing of the Issuer’s IPO, the Sponsor acquired 6,125,000 warrants, at a price of  $1.00 per warrant in a private placement offering for an aggregate purchase price of  $6,125,000 pursuant to a Private Placement Warrants Purchase Agreement dated June 30, 2021 between the Sponsor and the Issuer (the “Private Placement Warrants Purchase Agreement”). The Private Placement Warrants are substantially similar to the Public Warrants, except for certain differences (the “Private Warrants” and, together with the Public Warrants, the “Warrants”). Unlike the Public Warrants, the Private Warrants, if held by the Sponsor or its permitted transferees, (i) may be exercised for cash or on a cashless basis, (ii) are not subject to being called for redemption (except in certain circumstances when the Public Warrants are called for redemption and a certain price per Class A Ordinary Shares threshold is met) and (iii) are subject to certain limited exceptions including the Class A Ordinary Shares issuable upon exercise of the Private Placement Warrants, will be subject to transfer restrictions until 30 days following the consummation of the Company’s initial business combination. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by holders on the same basis as the Public Warrants. This Amendment is also being filed to reflect that the Private Placement Warrants are not currently exercisable and therefore are not considered beneficially owned by the Reporting Persons.

Public Units

Each Public Unit consists of one Class A Ordinary Shares and one-third of one warrant (the “Public Warrants”), each whole Public Warrant entitling the holder to purchase one Class A Ordinary Shares at $11.50 per share (as described more fully in the Registration Statement). The Public Warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the Issuer’s IPO. The Public Warrants will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) The information on the cover pages of this Amendment is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Amendment, the Reporting Persons have not engaged in any transactions involving the Ordinary Shares of the Issuer since the date the Schedule 13D was filed.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented as follows:

To the extent required by Item 6, the information contained in Items 3, 4 and 5 of the Amendment above are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
7.01	Insider Letter Agreements, dated June 30, 2021, by and among the Issuer, its officers and directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed by the Issuer on July 7, 2021 (File No. 001-40570)).
7.02	Registration Rights Agreement, dated July 6, 2021, by and among the Issuer and certain securityholders signatory thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed by the Issuer on July 7, 2021 (File No. 001-40570)).
7.03	Private Placement Warrant Purchase Agreement, dated as of June 30, 2021, by and between the Issuer and Frontier Disruption Capital (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed by the Issuer on July 7, 2021 (File No. 001-40570)).
11	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on July 12, 2021 (File No. 005-92675).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 15, 2023

FRONTIER DISRUPTION CAPITAL

By:	/s/ Arif Mansuri
Arif Mansuri, Director

FIM PARTNERS

By:	/s/ Arif Mansuri
Arif Mansuri, Chief Operating Officer

ARIF MANSURI,
in his individual capacity

By:	/s/ Arif Mansuri
Arif Mansuri